Exhibit 99.1

PROVIDENT ENERGY TRUST
Form 51-101F1
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

PART 1   Date of Statement

Provident s Canadian reserves were evaluated by McDaniel & Associates Consultants Ltd. (McDaniel) and by AJM Petroleum Consultants (AJM) effective December 31, 2007 in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101). Provident s United States reserves were evaluated by Netherland, Sewell & Associates, Inc. (NSAI) and Schlumberger Data & Consulting Services (DCS) effective December 31, 2007 in accordance with NI 51-101.  McDaniel, AJM, NSAI and DCS are independent qualified reserves evaluators appointed pursuant to NI 51-101. The following table presents the relative dates.

RELATIVE DATES
Date of Statement	March 19, 2008

Evaluator	Effective Date	Statement Date
McDaniel	December 31, 2007	February 15, 2008
AJM	December 31, 2007	February 21, 2008
DCS	December 31, 2007	February 29, 2008
NSAI	December 31, 2007	February 26, 2008

PART 2   Disclosure of Reserves Data

Reserves and Future Net Revenue

The following is a summary as at December 31, 2007 of the crude oil, natural gas and NGL reserves attributed by such reports and the estimated net present values of future net revenues associated with such reserves, based on constant prices and costs assumptions and on forecast prices and costs assumptions. The tables summarize the data contained in the evaluations and as a result may contain slightly different numbers than the evaluations due to rounding. The pricing used in the constant price and in the forecast price evaluations is set forth in Part 3 - Pricing assumptions.  All evaluations at forecast pricing and costs used the McDaniel January 1, 2008 price forecast. Canadian reserves as presented herein are based on the existing royalty regimes in effect as of December 31, 2007.

All evaluations of future net revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative overhead and other miscellaneous expenses.  The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of the Trust's reserves. There is no assurance the forecast price and cost assumptions contained in the reserve reports will be attained and variances could be material.  Other assumptions and qualifications relating to costs and other matters are included in the reserves reports.  The recovery and reserves estimates on the properties described herein are estimates only. Because the reserves data are based on judgments regarding future events, actual results will vary and variations may be material.

PVE NI 51-101 F1	19/03/2008

Reserves and Future Net Revenue at Constant Prices and Costs

The following is a summary as at December 31, 2007 of the crude oil, natural gas and NGL reserves attributed by such reports and the estimated net present values of future net revenues associated with such reserves, based on constant prices and costs assumptions.

			OIL AND GAS RESERVES
			CONSTANT PRICES AND COSTS
			as of December 31, 2007

CONSOLIDATED
							Coal Bed Methane +
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Shale Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	80,842	70,988	11,129	10,051	198,185	166,241	488,900	402,782	4,779	3,857
Developed Non-Producing	4,536	3,999	1,542	1,509	32,581	25,596	26,644	21,052	431	351
Undeveloped	13,618	11,556	3,042	2,905	29,585	24,424	53,004	43,955	941	785
Total Proved	98,996	86,543	15,713	14,465	260,351	216,261	568,548	467,790	6,151	4,993
Probable	31,884	26,612	9,227	8,800	97,672	82,325	61,304	50,055	1,711	1,343
Proved plus Probable	130,880	113,154	24,939	23,265	358,023	298,586	629,851	517,845	7,862	6,336

CANADA

Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	19,026	16,176	1,142	974	169,907	142,386	438	491	2,214	1,637
Developed Non-Producing	895	781	273	240	15,570	11,849	0	0	48	38
Undeveloped	5,520	4,750	423	362	21,652	17,792	0	0	113	75
Total Proved	25,440	21,707	1,838	1,576	207,128	172,026	438	491	2,375	1,749
Probable	19,939	16,513	1,885	1,647	79,748	67,320	274	297	874	640
Proved plus Probable	45,380	38,219	3,723	3,223	286,877	239,347	712	788	3,249	2,389

UNITED STATES

Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Shale Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	61,816	54,812	9,987	9,078	28,278	23,855	488,462	402,291	2,565	2,221
Developed Non-Producing	3,641	3,218	1,269	1,269	17,011	13,747	26,644	21,052	384	313
Undeveloped	8,098	6,806	2,619	2,542	7,933	6,632	53,004	43,955	828	710
Total Proved	73,556	64,836	13,875	12,889	53,222	44,234	568,110	467,299	3,776	3,244
Probable	11,945	10,099	7,341	7,153	17,924	15,005	61,029	49,758	837	703
Proved plus Probable	85,500	74,935	21,216	20,042	71,146	59,239	629,139	517,057	4,613	3,947

PVE NI 51-101 F1	19/03/2008

Notes:

1.
"Gross Reserves" are Provident's working interest (operated or non-operated) share before deducting royalties and without including any royalty interests of Provident. "Net Reserves" are Provident's working interest (operated or non-operated) share after deduction of royalty obligations, plus Provident's royalty interests in reserves. Reserves and values are reported based on 100% of the interests of BreitBurn Energy Company L.P. ( BreitBurn ) and of BreitBurn Energy Partners L.P. (the  MLP ) in the U.S. properties. As of December 31, 2007 Provident indirectly held approximately 96% of the outstanding partnership interests of BreitBurn with the remaining approximately 4% of the partnership interests held by BreitBurn's co- founders and co-chief executive officers. As of December 31, 2007 Provident indirectly held approximately 22% of the outstanding partnership interests of the MLP with the remaining approximately 78% of the partnership interests held by public unitholders and BreitBurn's co-founders and co-chief executive officers. This is consistent with Provident s financial reporting.

2.
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely the actual remaining quantities recovered will exceed the estimated proved reserves.

3.
"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

4.
"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

5.
"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

6.
"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.

They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
7.	Natural Gas includes associated and non-associated gas and solution gas.
8.	The product prices used in the evaluations at constant prices and costs are set forth in Part 3 Pricing Assumptions.
9.	Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil is oil with a density between 10 to 22.3 degrees API.

PVE NI 51-101 F1	19/03/2008

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS
	as of December 31, 2007
CONSOLIDATED	Before Income Taxes		After Income Taxes
	Discounted at		Discounted at
	0%	10%	0%	10%
Proved	(MM $)	(MM$)	(MM $)	(MM$)
Developed Producing	5,597	2,782	5,456	2,733
Developed Non-Producing	485	236	473	230
Undeveloped	870	396	806	371
Total Proved	6,951	3,413	6,736	3,334
Probable	2,343	866	2,056	802
Proved plus Probable	9,295	4,279	8,791	4,135

CANADA	Before Income Taxes		After Income Taxes
	Discounted at		Discounted at
	0%	10%	0%	10%
Proved	(MM $)	(MM$)	(MM $)	(MM$)
Developed Producing	1,341	948	1,341	948
Developed Non-Producing	75	52	75	52
Undeveloped	239	119	239	119
Total Proved	1,655	1,119	1,655	1,119
Probable	1,187	431	999	387
Proved plus Probable	2,843	1,550	2,654	1,506

UNITED STATES	Before Income Taxes		After Income Taxes
	Discounted at		Discounted at
	0%	10%	0%	10%
Proved	(MM $)	(MM$)	(MM $)	(MM$)
Developed Producing	4,256	1,834	4,115	1,784
Developed Non-Producing	409	184	398	178
Undeveloped	631	277	567	253
Total Proved	5,296	2,294	5,080	2,215
Probable	1,156	435	1,057	415
Proved plus Probable	6,452	2,730	6,137	2,630

Notes:

1.	All values presented in Canadian dollars.
2.	After tax values for Canadian properties have been calculated according to the current legislation that the Trust will be taxable as of January 1, 2011.
3.
The estimates of local, state and federal income taxes, including U.S. withholding taxes, have been prepared in accordance with the tax legislation of the applicable taxing jurisdictions. U.S. taxes were calculated by BreitBurn using the reserve forecasts for revenue, royalties and operating expenses to determine operating cash flow. Forecast capital expenditures, administration expenses and interest expenses were then deducted to calculate taxable income. The federal, state and withholding tax rates were applied to determine a tax expense for each year of the reserves forecasts. The tax expenses were then applied to the future cash flows.

PVE NI 51-101 F1	19/03/2008

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
CONSTANT PRICES AND COSTS
as of December 31, 2007
CONSOLIDATED						Future Net		Future Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	14,987	2,660	4,829	324	221	6,951	216	6,736
Proved plus
Probable	19,240	3,385	5,800	528	233	9,295	503	8,791

CANADA						Future Net		Future Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	3,394	566	916	158	98	1,655	0	1,655
Proved plus
Probable	5,487	928	1,403	213	100	2,843	189	2,654

UNITED STATES						Future Net		Future Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	11,593	2,094	3,913	166	123	5,296	216	5,080
Proved plus
Probable	13,753	2,457	4,398	314	132	6,452	315	6,137

Notes:

1.	Canadian royalties include the Saskatchewan Corporation Capital Tax Resource Surcharge.
2.	U.S. Royalties include Production and Severance taxes.
3.	U.S. Capital costs do not include Obligatory (Maintenance) capital which is included in Operating Costs.
4.	After tax values for Canadian properties has been calculated according to the current legislation that the Trust will be taxable as of January 1, 2011.

PVE NI 51-101 F1	19/03/2008

19/03/2008

FUTURE NET REVENUE BY PRODUCTION GROUP
CONSTANT PRICES AND COSTS
as of December 31, 2007
	Net	Future Net Revenue Before Income Taxes
CONSOLIDATED	Reserves	Discounted at 10%
	Oil		Unit Value
	(Mbbl)	$ (M)	($/bbl or $/Mcf)
Light and Medium Oil
Proved Developed Producing	70,988	1,539,956	21.69
Proved Developed Non-Producing	3,999	95,940	23.99
Proved Undeveloped	11,556	270,594	23.42
Total Proved	86,543	1,906,490	22.03
Probable Additional	26,612	519,728	19.53
Total Proved Plus Probable Additional	113,154	2,426,218	21.44

Heavy Oil
Proved Developed Producing	10,051	170,018	16.91
Proved Developed Non-Producing	1,509	36,488	24.18
Proved Undeveloped	2,905	64,228	22.11
Total Proved	14,465	270,735	18.72
Probable Additional	8,800	159,864	18.17
Total Proved Plus Probable Additional	23,265	430,598	18.51
	Gas
Associated and Non-Associated Gas (excludes Solution Gas)	(MMcf)
Proved Developed Producing	145,069	451,443	3.11
Proved Developed Non-Producing	24,023	74,668	3.11
Proved Undeveloped	14,967	8,297	0.55
Total Proved	184,059	534,407	2.90
Probable Additional	68,218	130,576	1.91
Total Proved Plus Probable Additional	252,277	664,983	2.64

Coalbed Methane and Shale Gas
Proved Developed Producing	402,782	625,578	1.55
Proved Developed Non-Producing	21,052	24,640	1.17
Proved Undeveloped	43,955	58,528	1.33
Total Proved	467,790	708,745	1.52
Probable Additional	50,055	61,998	1.24
Total Proved Plus Probable Additional	517,845	770,743	1.49

PVE NI 51-101 F1	19/03/2008

FUTURE NET REVENUE BY PRODUCTION GROUP
CONSTANT PRICES AND COSTS
as of December 31, 2007
	Net	Future Net Revenue Before Income Taxes
CANADA	Reserves	Discounted at 10%
	Oil		Unit Value
	(Mbbl)	$ (M)	($/bbl or $/Mcf)
Light and Medium Oil
Proved Developed Producing	16,176	539,742	33.37
Proved Developed Non-Producing	781	25,437	32.57
Proved Undeveloped	4,750	113,963	23.99
Total Proved	21,707	679,142	31.29
Probable Additional	16,513	288,459	17.47
Total Proved Plus Probable Additional	38,219	967,600	25.32

Heavy Oil
Proved Developed Producing	974	18,487	18.99
Proved Developed Non-Producing	240	1,016	4.23
Proved Undeveloped	362	2,861	7.89
Total Proved	1,576	22,363	14.19
Probable Additional	1,647	24,802	15.06
Total Proved Plus Probable Additional	3,223	47,165	14.63

	Gas
Associated and Non-Associated Gas (excludes Solution Gas)	(MMcf)
Proved Developed Producing	133,167	399,907	3.00
Proved Developed Non-Producing	11,135	25,479	2.29
Proved Undeveloped	14,967	8,297	0.55
Total Proved	159,268	433,683	2.72
Probable Additional	64,636	122,989	1.90
Total Proved Plus Probable Additional	223,904	556,672	2.49

Coalbed Methane
Proved Developed Producing	491	1,628	3.31
Proved Developed Non-Producing	0	0	0.00
Proved Undeveloped	0	0	0.00
Total Proved	491	1,628	3.31
Probable Additional	297	603	2.03
Total Proved Plus Probable Additional	788	2,231	2.83

PVE NI 51-101 F1	19/03/2008

FUTURE NET REVENUE BY PRODUCTION GROUP
CONSTANT PRICES AND COSTS
as of December 31, 2007
	Net	Future Net Revenue Before Income Taxes
UNITED STATES	Reserves	Discounted at 10%
	Oil		Unit Value
	(Mbbl)	$(M)	($/bbl or $/Mcf)
Light and Medium Oil
Proved Developed Producing	54,812	1,000,214	18.25
Proved Developed Non-Producing	3,218	70,504	21.91
Proved Undeveloped	6,806	156,631	23.01
Total Proved	64,836	1,227,348	18.93
Probable Additional	10,099	231,270	22.90
Total Proved Plus Probable Additional	74,935	1,458,618	19.47

Heavy Oil
Proved Developed Producing	9,078	151,532	16.69
Proved Developed Non-Producing	1,269	35,473	27.95
Proved Undeveloped	2,542	61,367	24.14
Total Proved	12,889	248,372	19.27
Probable Additional	7,153	135,062	18.88
Total Proved Plus Probable Additional	20,042	383,433	19.13

	Gas
Associated and Non-Associated Gas (excludes Solution Gas)	(MMcf)
Proved Developed Producing	11,902	51,536	4.33
Proved Developed Non-Producing	12,889	49,189	3.82
Proved Undeveloped	0	0	0.00
Total Proved	24,790	100,725	4.06
Probable Additional	3,582	7,587	2.12
Total Proved Plus Probable Additional	28,373	108,311	3.82

Shale Gas
Proved Developed Producing	402,291	623,950	1.55
Proved Developed Non-Producing	21,052	24,640	1.17
Proved Undeveloped	43,955	58,528	1.33
Total Proved	467,299	707,117	1.51
Probable Additional	49,758	61,396	1.23
Total Proved Plus Probable Additional	517,057	768,513	1.49

Notes:

1.	Solution Gas Future Net Revenue is included with Light and Medium Crude Oil and Heavy Oil.
2.	Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil is oil with a density between 10 to 22.3 degrees API.
3.	Associated and Non-Associated Gas does not include solution gas.
4.	Processing Income and Other Revenue or Expenses are not included in the above Future Net Revenue.

PVE NI 51-101 F1	19/03/2008

Reserves and Future Net Revenue at Forecast Prices and Costs

The following is a summary as at December 31, 2007 of the crude oil, natural gas and NGL reserves attributed by such reports and the estimated net present values of future net revenues associated with such reserves, based on forecast prices and costs assumptions.

	OIL AND GAS RESERVES
	FORECAST PRICES AND COSTS (McDaniel Price Forecast)
	as of December 31, 2007
CONSOLIDATED
							Coal Bed Methane +
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Shale Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	73,638	64,520	10,882	9,819	199,245	167,978	499,830	411,711	4,774	3,854
Developed Non-Producing	4,247	3,737	1,547	1,513	32,684	25,816	27,380	21,627	432	351
Undeveloped	13,117	11,138	3,003	2,867	29,335	24,302	53,956	44,728	930	775
Total Proved	91,002	79,395	15,432	14,199	261,265	218,096	581,166	478,067	6,136	4,981
Probable	31,583	26,332	9,189	8,760	98,913	83,842	62,726	51,194	1,721	1,353
Proved plus Probable	122,585	105,727	24,621	22,959	360,178	301,938	643,891	529,261	7,857	6,333

CANADA
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	19,015	16,167	1,142	966	171,684	144,711	445	496	2,222	1,646
Developed Non-Producing	895	781	273	239	15,613	12,020	0	0	48	38
Undeveloped	5,520	4,750	423	361	21,791	17,990	0	0	114	75
Total Proved	25,429	21,697	1,838	1,566	209,088	174,720	445	496	2,384	1,759
Probable	19,932	16,506	1,885	1,641	81,020	68,863	279	300	880	646
Proved plus Probable	45,361	38,204	3,723	3,207	290,108	243,582	724	797	3,264	2,405

UNITED STATES
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Shale Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	54,624	48,353	9,740	8,853	27,562	23,267	499,385	411,215	2,552	2,209
Developed Non-Producing	3,352	2,956	1,274	1,274	17,071	13,796	27,380	21,627	384	314
Undeveloped	7,597	6,388	2,580	2,505	7,544	6,313	53,956	44,728	816	700
Total Proved	65,573	57,698	13,594	12,632	52,177	43,376	580,721	477,570	3,753	3,222
Probable	11,651	9,826	7,304	7,119	17,893	14,979	62,447	50,894	841	707
Proved plus Probable	77,224	67,523	20,898	19,752	70,070	58,355	643,168	528,464	4,593	3,929

PVE NI 51-101 F1	19/03/2008

Notes:

1.
"Gross Reserves" are Provident's working interest (operated or non-operated) share before deducting royalties and without including any royalty interests of Provident. "Net Reserves" are Provident's working interest (operated or non- operated) share after deduction of royalty obligations, plus Provident's royalty interests in reserves. Reserves and values are reported based on 100% of the interests of BreitBurn Energy Company L.P. ( BreitBurn ) and of BreitBurn Energy Partners L.P. (the  MLP ) in the U.S. properties. As of December 31, 2007 Provident indirectly held approximately 96% of the outstanding partnership interests of BreitBurn with the remaining approximately 4% of the partnership interests held by BreitBurn's co-founders and co-chief executive officers. As of December 31, 2007 Provident indirectly held approximately 22% of the outstanding partnership interests of the MLP with the remaining approximately 78% of the partnership interests held by public unitholders and BreitBurn's co-founders and co-chief executive officers. This is consistent with Provident s financial reporting.

2.
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely the actual remaining quantities recovered will exceed the estimated proved reserves.

3.
"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

4.
"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

5.
"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

6.
"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

7.
"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

8.	Natural Gas includes associated and non-associated gas and solution gas.
9.
All evaluations at forecast pricing and costs used the McDaniel price forecast. Details of these pricing assumptions as well as the inflation rates used for operating and capital costs are set forth in Part 3  Pricing Assumptions.

10.	Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil is oil with a density between 10 to 22.3 degrees API.

PVE NI 51-101 F1	19/03/2008

		NET PRESENT VALUES OF FUTURE NET REVENUE
		FORECAST PRICES AND COSTS (McDaniel Price Forecast)
				as of December 31, 2007
CONSOLIDATED		Before Income Taxes					After Income Taxes
		Discounted at					Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	6,251	3,800	2,818	2,293	1,961	6,115	3,747	2,789	2,274	1,947
Developed Non-Producing	533	340	244	187	150	541	344	246	189	151
Undeveloped	882	533	364	264	198	818	502	346	252	190
Total Proved	7,666	4,674	3,426	2,744	2,309	7,474	4,593	3,382	2,715	2,287
Probable	2,387	1,303	835	588	439	2,146	1,208	793	568	429
Total Proved plus Probable	10,052	5,977	4,262	3,332	2,747	9,620	5,801	4,175	3,283	2,717

CANADA		Before Income Taxes					After Income Taxes
		Discounted at					Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	1,367	1,134	975	861	775	1,367	1,134	975	861	775
Developed Non-Producing	74	71	58	48	41	74	71	58	48	41
Undeveloped	214	146	104	74	54	214	146	104	74	54
Total Proved	1,655	1,351	1,136	983	869	1,655	1,351	1,136	983	869
Probable	1,258	674	437	316	243	1,061	591	396	294	230
Total Proved plus Probable	2,913	2,025	1,574	1,299	1,112	2,716	1,942	1,533	1,277	1,099

UNITED STATES		Before Income Taxes					After Income Taxes
		Discounted at					Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	4,884	2,666	1,843	1,432	1,186	4,747	2,612	1,814	1,413	1,172
Developed Non-Producing	460	270	186	139	109	468	274	189	141	110
Undeveloped	668	387	261	189	144	604	356	242	178	136
Total Proved	6,011	3,323	2,290	1,761	1,439	5,819	3,242	2,245	1,732	1,418
Probable	1,128	629	398	272	195	1,085	617	396	274	199
Total Proved plus Probable	7,139	3,952	2,688	2,033	1,635	6,904	3,859	2,642	2,006	1,617

Notes:

1.	All values presented in Canadian dollars.
2.	After tax values for Canadian properties has been calculated according to the current legislation that the Trust will be taxable as of January 1, 2011.
3.
The estimates of local, state and federal income taxes, including U.S. withholding taxes, have been prepared in accordance with the tax legislation of the applicable taxing jurisdictions. U.S. taxes were calculated by BreitBurn using the reserve forecasts for revenue, royalties and operating expenses to determine operating cash flow. Forecast capital expenditures, administration expenses and interest expenses were then deducted to calculate taxable income. The federal, state and withholding tax rates were applied to determine a tax expense for each year of the reserves forecasts. The tax expenses were then applied to the future cash flows.

PVE NI 51-101 F1	19/03/2008

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2007

CONSOLIDATED						Future Net		Future Net
						Revenue		Revenue
						Before		After
			Operating	Development	Abandonment	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	17,899	3,309	6,196	335	393	7,666	192	7,474
Proved plus
Probable	22,840	4,147	7,669	547	425	10,052	432	9,620

CANADA						Future Net		Future Net
						Revenue		Revenue
						Before		After
			Operating	Development	Abandonment	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	3,635	597	1,086	162	136	1,655	0	1,655
Proved plus
Probable	6,070	988	1,803	218	148	2,913	197	2,716

UNITED STATES						Future Net		Future Net
						Revenue		Revenue
						Before		After
			Operating	Development	Abandonment	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	14,264	2,711	5,110	174	257	6,011	192	5,819
Proved plus
Probable	16,770	3,159	5,866	329	278	7,139	235	6,904

Notes:

1.	Canadian royalties include the Saskatchewan Corporation Capital Tax Resource Surcharge.
2.	U.S. Royalties include Production and Severance taxes.
3.	U.S. Capital costs do not include Obligatory (Maintenance) capital which is included in Operating Costs.
4.	After tax values for Canadian properties has been calculated according to the current legislation that the Trust will be taxable effective January 1, 2011.

PVE NI 51-101 F1	19/03/2008

FUTURE NET REVENUE BY PRODUCTION GROUP
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2007
	Net	Future Net Revenue Before Income Taxes
CONSOLIDATED	Reserves	Discounted at 10%
	Oil		Unit Value
	(Mbbl)	$(M)	($/bbl or $/Mcf)
Light and Medium Oil
Proved Developed Producing	64,520	1,264,164	19.59
Proved Developed Non-Producing	3,737	81,384	21.78
Proved Undeveloped	11,138	213,403	19.16
Total Proved	79,395	1,558,951	19.64
Probable Additional	26,332	450,091	17.09
Total Proved Plus Probable Additional	105,727	2,009,041	19.00

Heavy Oil
Proved Developed Producing	9,819	161,220	16.42
Proved Developed Non-Producing	1,513	26,537	17.54
Proved Undeveloped	2,867	52,065	18.16
Total Proved	14,199	239,821	16.89
Probable Additional	8,760	128,092	14.62
Total Proved Plus Probable Additional	22,959	367,913	16.02
	Gas
Associated and Non-Associated Gas (excludes Solution Gas)	(MMcf)
Proved Developed Producing	147,439	522,046	3.54
Proved Developed Non-Producing	24,241	92,456	3.81
Proved Undeveloped	15,164	15,754	1.04
Total Proved	186,844	630,256	3.37
Probable Additional	69,728	167,223	2.40
Total Proved Plus Probable Additional	256,572	797,479	3.11

Coalbed Methane and Shale Gas
Proved Developed Producing	411,711	878,170	2.13
Proved Developed Non-Producing	21,627	39,914	1.85
Proved Undeveloped	44,728	89,143	1.99
Total Proved	478,067	1,007,227	2.11
Probable Additional	51,194	96,670	1.89
Total Proved Plus Probable Additional	529,261	1,103,897	2.09

PVE NI 51-101 F1	19/03/2008

FUTURE NET REVENUE BY PRODUCTION GROUP
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2007
	Net	Future Net Revenue Before Income Taxes
CANADA	Reserves	Discounted at 10%
	Oil		Unit Value
	(Mbbl)	$(M)	($/bbl or $/Mcf)
Light and Medium Oil
Proved Developed Producing	16,167	498,795	30.85
Proved Developed Non-Producing	781	22,939	29.38
Proved Undeveloped	4,750	89,700	18.88
Total Proved	21,697	611,435	28.18
Probable Additional	16,506	254,860	15.44
Total Proved Plus Probable Additional	38,204	866,295	22.68

Heavy Oil
Proved Developed Producing	966	26,634	27.58
Proved Developed Non-Producing	239	2,218	9.28
Proved Undeveloped	361	4,750	13.15
Total Proved	1,566	33,602	21.45
Probable Additional	1,641	32,115	19.57
Total Proved Plus Probable Additional	3,207	65,717	20.49
	Gas
Associated and Non-Associated Gas (excludes Solution Gas)	(MMcf)
Proved Developed Producing	135,415	461,688	3.41
Proved Developed Non-Producing	11,304	32,684	2.89
Proved Undeveloped	15,164	15,754	1.04
Total Proved	161,882	510,126	3.15
Probable Additional	66,146	156,099	2.36
Total Proved Plus Probable Additional	228,028	666,225	2.92

Coalbed Methane
Proved Developed Producing	496	1,879	3.79
Proved Developed Non-Producing	0	0	0.00
Proved Undeveloped	0	0	0.00
Total Proved	496	1,879	3.79
Probable Additional	300	780	2.60
Total Proved Plus Probable Additional	797	2,658	3.34

PVE NI 51-101 F1	19/03/2008

FUTURE NET REVENUE BY PRODUCTION GROUP
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2007
	Net	Future Net Revenue Before Income Taxes
UNITED STATES	Reserves	Discounted at 10%
	Oil		Unit Value
	(Mbbl)	$(M)	($/bbl or $/Mcf)
Light and Medium Oil
Proved Developed Producing	48,353	765,369	15.83
Proved Developed Non-Producing	2,956	58,444	19.77
Proved Undeveloped	6,388	123,703	19.36
Total Proved	57,698	947,516	16.42
Probable Additional	9,826	195,231	19.87
Total Proved Plus Probable Additional	67,523	1,142,747	16.92

Heavy Oil
Proved Developed Producing	8,853	134,586	15.20
Proved Developed Non-Producing	1,274	24,319	19.09
Proved Undeveloped	2,505	47,314	18.89
Total Proved	12,632	206,219	16.32
Probable Additional	7,119	95,977	13.48
Total Proved Plus Probable Additional	19,752	302,196	15.30
	Gas
Associated and Non-Associated Gas (excludes Solution Gas)	(MMcf)
Proved Developed Producing	12,025	60,358	5.02
Proved Developed Non-Producing	12,937	59,772	4.62
Proved Undeveloped	0	0	0.00
Total Proved	24,962	120,130	4.81
Probable Additional	3,582	11,124	3.11
Total Proved Plus Probable Additional	28,544	131,254	4.60

Shale Gas
Proved Developed Producing	411,215	876,292	2.13
Proved Developed Non-Producing	21,627	39,914	1.85
Proved Undeveloped	44,728	89,143	1.99
Total Proved	477,570	1,005,349	2.11
Probable Additional	50,894	95,891	1.88
Total Proved Plus Probable Additional	528,464	1,101,239	2.08

Notes:

1.	Solution Gas Future Net Revenue is included with Light and Medium Crude Oil and Heavy Oil.
2.	Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil is oil with a density between 10 to 22.3 degrees API.
3.	Associated and Non-Associated Gas does not include solution gas.
4.	Processing Income and Other Revenue or Expenses are not included in the above Future Net Revenue.

PVE NI 51-101 F1	19/03/2008

PART 3   Pricing Assumptions

The product prices and the exchange rates used in the constant price and cost evaluations are shown in the following table.

SUMMARY of PRICING ASSUMPTIONS
CONSTANT PRICES and COSTS

			Alberta		Sask.	Alberta
	WTI	Edmonton	Bow River	Alberta	Cromer	Natural		U.S./Cdn.
	Crude	Light	Hardisty	Heavy	Medium	Gas at	Edmonton	Exchange
	Oil	Crude Oil	Crude Oil	Crude Oil	Crude Oil	Field Gate	NGL Mix	Rate
Year	$ US/bbl	$ Cdn/bbl	$ Cdn/bbl	$ Cdn/bbl	$ Cdn/bbl	$ Cdn/MMbtu	$ Cdn/bbl	$ US/$Cdn
12/31/2004	43.45	46.51	25.03	18.03	38.46	6.62	35.30	0.831
12/31/2005	61.04	68.46	36.71	25.70	51.65	9.80	56.30	0.858
12/31/2006	61.05	67.06	49.66	41.71	58.96	5.93	48.10	0.858
12/31/2007	95.98	93.76	53.87	43.85	73.73	6.32	64.40	1.012

Notes:

1.	WTI Crude Oil prices are based on year-end NYMEX closing prices.
2.	Edmonton Light prices are based on refiner year-end closing prices.
3.	Alberta Heavy Crude prices are based on historical price differentials.
4.	Alberta Natural Gas prices at Field Gate are estimated from AECO year-end closing prices. The AECO price as of December 31, 2007 was $ 6.52/MMbtu.

In addition to the above, U.S reserves at constant prices and costs effective December 31, 2007 were based on actual prices as of December 31, 2007. Oil prices were based on December 31, 2007 prices of US$95.95 per barrel for West Texas Intermediate and US$54.52 per barrel for Bow River crude at Hardisty, adjusted by lease for quality differentials and transportation fees. Gas prices used for the evaluation of the U.S. properties at constant prices and costs were based on a December 31, 2007 Henry Hub spot price of US$6.80 per MMbtu, adjusted by lease for energy content, transportation fees, and price differentials.

PVE NI 51-101 F1	19/03/2008

The pricing assumptions used for the reserves at forecast prices and costs as well as the inflation rates used for operating and capital costs are set forth in the following McDaniel & Associates Consultants Ltd. Summary of Price Forecasts. The Canadian and U.S. reserves were evaluated using the same forecast pricing assumptions.

McDANIEL & ASSOCIATES CONSULTANTS Ltd.

SUMMARY of PRICE FORECASTS, INFLATION FACTORS and EXCHANGE RATES January 1, 2008

			Alberta		Sask.	Alberta
	WTI	Edmonton	Bow River	Alberta	Cromer	AECO			U.S./Cdn.
	Crude	Light	Hardisty	Heavy	Medium	Spot Gas	Edmonton		Exchange
	Oil	Crude Oil	Crude Oil	Crude Oil	Crude Oil	Price	NGL Mix	Inflation	Rate
Year	$ US/bbl	$ Cdn/bbl	$ Cdn/bbl	$ Cdn/bbl	$ Cdn/bbl	$ Cdn/MMbtu	$ Cdn/bbl	%	$ US/$Cdn
Historical
2004	41.40	52.54	37.60	30.40	45.94	6.54	39.94	2.00	0.770
2005	56.56	68.72	44.83	34.35	57.47	8.58	50.20	2.10	0.826
2006	66.23	72.80	51.55	42.85	61.25	6.59	51.80	2.20	0.880
2007	72.30	76.35	53.25	44.90	65.40	6.49	54.80	2.00	0.935
Forecast
2008	90.00	89.00	64.70	55.30	78.20	6.80	61.60	2.00	1.000
2009	86.70	85.70	62.30	53.20	75.30	7.38	60.20	2.00	1.000
2010	83.20	82.20	59.70	50.50	72.20	7.38	58.00	2.00	1.000
2011	79.60	78.50	57.00	48.70	69.00	7.38	55.80	2.00	1.000
2012	78.50	77.40	56.20	48.00	68.00	7.49	55.20	2.00	1.000
2013	77.30	76.20	55.30	47.20	66.90	7.70	54.70	2.00	1.000
2014	78.80	77.70	56.40	48.10	68.20	7.96	55.80	2.00	1.000
2015	80.40	79.30	57.50	49.10	69.60	8.23	57.10	2.00	1.000
2016	82.00	80.80	58.70	50.10	71.00	8.44	58.20	2.00	1.000
2017	83.70	82.50	59.90	51.10	72.50	8.70	59.50	2.00	1.000
2018	85.30	84.10	61.10	52.10	73.80	8.91	60.70	2.00	1.000
2019	87.00	85.80	62.30	53.10	75.30	9.18	62.00	2.00	1.000
2020	88.80	87.50	63.60	54.20	76.90	9.44	63.30	2.00	1.000
2021	90.60	89.30	64.80	55.30	78.40	9.70	64.70	2.00	1.000
2022	92.40	91.10	66.10	56.40	80.00	9.91	66.00	2.00	1.000
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.00	1.000

Notes: 1.	Alberta AECO Spot Gas price assuming 1,000 btu/scf

PVE NI 51-101 F1	19/03/2008

PART 4   Reconciliations of Changes in Reserves

The following tables set forth a reconciliation of the changes in Provident's gross (working interest) light and medium crude oil, heavy oil, associated and non-associated gas (combined), and coal bed methane and shale gas reserves as at December 31, 2007 against such reserves as at December 31, 2006 based on the forecast price and cost assumptions set forth in Part 3.

	RECONCILIATION OF GROSS (WORKING INTEREST) RESERVES
			BY PRINCIPAL PRODUCT TYPE
		FORECAST PRICES AND COSTS (McDaniel Price Forecast)

CONSOLIDATED
							Associated & Non-Associated			Coal Bed Methane + Shale Gas
	Light & Medium Oil Reserves			Heavy Oil Reserves			Gas Reserves			Reserves
			Proved +			Proved +			Proved +			Proved +
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2006	63,035	11,734	74,769	11,944	7,276	19,220	234,444	88,258	322,701	284	397	681
Extensions	1,901	1,877	3,778	0	0	0	9,765	4,481	14,245	140	42	182
Improved Recovery	164	37	202	734	153	887	2,475	629	3,104	0	0	0
Technical Revisions	(5,618)	437	(5,181)	(391)	1,418	1,027	(6,126)	(2,918)	(9,043)	169	(160)	9
Discoveries	132	0	132	0	0	0	0	0	0	0	0	0
Acquisitions	36,547	18,150	54,697	3,802	299	4,100	57,159	10,457	67,615	584,683	62,447	647,130
Dispositions	(21)	(6)	(26)	0	0	0	(135)	(112)	(246)	0	0	0
Economic Factors	929	(646)	283	339	44	383	(1,318)	(1,880)	(3,198)	0	0	0
Production	(6,068)	0	(6,068)	(996)	0	(996)	(35,000)	0	(35,000)	(4,111)	0	(4,111)
At December 31, 2007	91,002	31,583	122,585	15,432	9,189	24,621	261,265	98,913	360,178	581,166	62,726	643,891

CANADA
							Associated & Non-Associated
	Light & Medium Oil Reserves			Heavy Oil Reserves			Gas Reserves			Coal Bed Methane Reserves

						Proved +	Proved		Proved +	Proved		Proved +
	Proved	Probable	Proved +	Proved	Probable	Probable	Probable	Probable	Probable	Probable	Probable	Probable
	(Mbbl)	(Mbbl)	Probable	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2006	12,536	4,137	16,673	2,110	2,059	4,169	213,569	80,563	294,132	284	397	681
Extensions	114	68	182	0	0	0	9,746	4,481	14,227	140	42	182
Improved Recovery	164	37	202	734	153	887	2,475	629	3,104	0	0	0
Technical Revisions	992	(289)	703	(348)	(344)	(692)	3,641	(6,358)	(2,717)	169	(160)	9
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	14,398	15,974	30,372	0	0	0	14,786	2,632	17,417	0	0	0
Dispositions	(21)	(6)	(26)	0	0	0	(135)	(112)	(246)	0	0	0
Economic Factors	121	10	131	43	17	60	(1,424)	(814)	(2,238)	0	0	0
Production	(2,875)	0	(2,875)	(701)	0	(701)	(33,570)	0	(33,570)	(148)	0	(148)
At December 31, 2007	25,429	19,932	45,361	1,838	1,885	3,723	209,088	81,020	290,108	445	279	724

PVE NI 51-101 F1	19/03/2008

UNITED STATES
							Associated & Non-Associated
	Light & Medium Oil Reserves			Heavy Oil Reserves			Gas Reserves			Shale Gas Reserves
			Proved +			Proved +			Proved +			Proved +
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2006	50,499	7,597	58,096	9,835	5,217	15,052	20,875	7,695	28,570	0	0	0
Extensions	1,787	1,809	3,596	0	0	0	19	0	19	0	0	0
Improved Recovery	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	(6,610)	726	(5,884)	(43)	1,762	1,719	(9,766)	3,440	(6,326)	0	0	0
Discoveries	132	0	132	0	0	0	0	0	0	0	0	0
Acquisitions	22,149	2,176	24,325	3,802	299	4,100	42,373	7,825	50,198	584,683	62,447	647,130
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	808	(656)	152	296	27	322	107	(1,067)	(960)	0	0	0
Production	(3,193)	0	(3,193)	(295)	0	(295)	(1,430)	0	(1,430)	(3,962)	0	(3,962)
At December 31, 2007	65,573	11,651	77,224	13,594	7,304	20,898	52,177	17,893	70,070	580,721	62,447	643,168

Notes:

1.	Associated and Non-Associated Gas includes solution gas.
2.	NGL Reserves excluded from reconciliation.

PART 5   Additional Information Relating to Reserves Data

Undeveloped Reserves

In Canada, proved and probable undeveloped reserves were assigned primarily to the continued horizontal drilling development and waterflood implementation of the Dixonville Montney C Pool.  The pool accounted for the majority of the value in the 2007 acquisition of Capitol Energy Resources Ltd.

Proved and probable undeveloped reserves have also been assigned to the ongoing development of the shallow Bluesky gas pools at Rainbow Bluesky, Haro and Long Lake properties in northwest Alberta and to horizontal oil development wells at the newly acquired Steelman, Crystal Hills and Ingoldsby East properties in southeast Saskatchewan.  Undeveloped reserves are scheduled to be developed primarily over a three year time frame to replace naturally occurring production declines.

In the United States, proved and probable undeveloped gas reserves have been assigned to the Antrim Shale play located in Northern Michigan. The basin will continue to be down-spaced to 80 acres where needed. Proved and probable light/medium oil and natural gas reserves have also been assigned to various other fields located in Michigan such as Garfield Richfield and Beaver Creek Richfield.

Proved and probable undeveloped light/medium oil and natural gas reserves have been assigned to the Beverly Hills East field in the Los Angeles Basin, California for the expansion of the existing pressure maintenance scheme (waterflood) that includes infill development drilling of producers and injectors and conversion-to-injection of low-rate and/or inactive wells. Expansion of this waterflood project began in 2000 with the first conversion-to-injection. Development is scheduled to continue over the next four years. Proved and probable undeveloped light to medium oil reserves have been assigned at the Santa Fe Springs field which is also located in the Los Angeles Basin.

Proved and probable undeveloped heavy oil reserves have been assigned for a steam-assisted development of the Diatomite zone at the Orcutt Hill field in Santa Barbara County, California.  Development of this project commenced in early 2007 and is scheduled to continue over the next two years. Also at Orcutt, proved and probable undeveloped heavy oil reserves have been assigned to the development of the SX zone.

In Wyoming, the Black Mountain and Gebo fields were assigned proved and probable undeveloped light to medium oil reserves and the North Sunshine field was assigned proved and probable undeveloped heavy oil reserves. Proved and probable undeveloped light/medium oil reserves have been assigned to the Raccoon Point field in Florida and to the Lazy JL field located in the Permian Basin of West Texas.

PVE NI 51-101 F1	19/03/2008

The following tables set forth the volumes of net proved and probable undeveloped reserves attributed for each product type since Provident was established as a trust in 2001, based upon forecast prices and costs. Proved and probable undeveloped reserves were attributed in accordance with NI 51-101.

NET PROVED UNDEVELOPED RESERVES
FORECAST PRICES AND COSTS (McDaniel Price Forecast)

CANADA

	Change in	Light and					Change in	Natural Gas	Change in	Coal Bed
	Light and	Medium Oil	Change in	Heavy Oil	Change in	Natural Gas	Natural Gas	Liquids at	Coal Bed	Methane at
	Medium Oil	at Yr- End	Heavy Oil	at Yr-End	Natural Gas	at Yr-End	Liquids	Yr-End	Methane	Yr-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
2001	0	230	0	4,287	0	4,924	0	122	0	0
2002	100	330	(512)	3,775	(1,429)	3,495	(74)	48	0	0
2003	(175)	155	(1,030)	2,745	(1,721)	1,774	(9)	39	0	0
2004	66	221	(224)	2,521	4,837	6,611	65	104	0	0
2005	(183)	38	(1,794)	727	(3,478)	3,133	(5)	99	0	0
2006	202	240	(364)	363	11,160	14,293	(19)	80	0	0
2007	4,510	4,750	(2)	361	3,697	17,990	(5)	75	0	0

UNITED STATES
	Change in	Light and					Change in	Natural Gas
	Light and	Medium Oil	Change in	Heavy Oil	Change in	Natural Gas	Natural Gas	Liquids at	Change in	Shale Gas at
	Medium Oil	at Yr- End	Heavy Oil	at Yr-End	Natural Gas	at Yr-End	Liquids	Yr-End	Shale Gas	Yr-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
2004	0	6,931	0	1,812	0	8,766	0	499	0	0
2005	1,216	8,147	2,118	3,930	(232)	8,534	(26)	474	0	0
2006	(43)	8,104	270	4,200	457	8,991	6	479	0	0
2007	(1,716)	6,388	(1,695)	2,505	(2,679)	6,313	221	700	44,728	44,728

NET PROBABLE UNDEVELOPED RESERVES
FORECAST PRICES AND COSTS (McDaniel Price Forecast)

CANADA

	Change in	Light and					Change in	Natural Gas	Change in	Coal Bed
	Light and	Medium Oil	Change in	Heavy Oil	Change in	Natural Gas	Natural Gas	Liquids at	Coal Bed	Methane at
	Medium Oil	at Yr- End	Heavy Oil	at Yr-End	Natural Gas	at Yr-End	Liquids	Yr-End	Methane	Yr-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
2001	0	512	0	3,850	0	5,873	0	209	0	0
2002	(391)	121	(411)	3,439	(3,491)	2,382	(167)	42	0	0
2003	107	228	(258)	3,181	(1,561)	821	(30)	12	0	0
2004	350	578	(955)	2,226	4,797	5,618	97	109	0	0
2005	(504)	74	(1,436)	791	(3,781)	1,837	(76)	33	0	0
2006	448	522	2	792	14,400	16,238	69	102	0	0
2007	2,805	3,327	309	1,101	3,298	19,536	3	105	94	94

UNITED STATES
	Change in	Light and					Change in	Natural Gas
	Light and	Medium Oil	Change in	Heavy Oil	Change in	Natural Gas	Natural Gas	Liquids at	Change in	Shale Gas at
	Medium Oil	at Yr- End	Heavy Oil	at Yr-End	Natural Gas	at Yr-End	Liquids	Yr-End	Shale Gas	Yr-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
2004	0	3,349	0	2,681	0	4,247	0	306	0	0
2005	1,026	4,375	2,866	5,547	(38)	4,210	(13)	293	0	0
2006	(320)	4,055	(375)	5,172	417	4,626	4	296	0	0
2007	3,253	7,309	921	6,093	8,844	13,471	410	707	38,505	38,505

Notes:

1.	Provident was established as a trust in 2001.
2.	U.S. properties were acquired in 2004.
3.	Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil is oil with a density between 10 to 22.3 degrees API.

PVE NI 51-101 F1	19/03/2008

Significant Factors or Uncertainties

The recovery and reserves estimates on the properties described herein are estimates only.  Because the reserves data are based on judgments regarding future events, actual results will vary and variations may be material. There is no assurance the forecast price and cost assumptions contained in the reserve reports will be attained and variances could be material.  Other assumptions and qualifications relating to costs and other matters are included in the reserves reports.  Other significant factors or uncertainties that may impact the reserves and values are those factors relating to the oil and gas business in general as discussed in the Management s Discussion and Analysis and in the Annual Information Form.

In October 2007, the government of Alberta announced its intention to increase crown royalties effective January 1, 2009.  As of December 31, 2007, legislation enabling the Alberta new royalty framework had not been passed. Furthermore, the government had not provided sufficient clarity on a number of issues to allow precise calculation of net reserves and net present value under the new proposed royalties. Therefore, Canadian reserves as presented herein are based on the existing royalty regime.  High and low sensitivities were run to determine the potential impact of the proposed new royalty framework. The results of these sensitivities based on forecast prices and costs are presented below where  High Case  refers to high Net Present Value (i.e. low royalties) and  Low Case  refers to low Net Present Value (i.e. high royalties).

ALBERTA NEW ROYALTY FRAMEWORK SENSITIVITY - HIGH CASE
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2007
									Net Present
	Light and						Natural Gas		Value Before
	Medium Oil		Heavy Oil		Natural Gas		Liquids		Income Taxes
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	0%	10%
Canada	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(MM$)	(MM$)
Proved Producing	19,017	15,379	1,142	963	171,834	143,409	2,220	1,556	1,293	931
Total Proved	25,431	20,393	1,838	1,547	209,212	172,213	2,381	1,660	1,533	1,069
Proved plus Probable	45,359	34,109	3,723	3,168	290,129	238,917	3,255	2,263	2,546	1,444

ALBERTA NEW ROYALTY FRAMEWORK SENSITIVITY - LOW CASE
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2007
									Net Present
	Light and						Natural Gas		Value Before
	Medium Oil		Heavy Oil		Natural Gas		Liquids		Income Taxes
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	0%	10%
Canada	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(MM$)	(MM$)
Proved Producing	19,014	15,377	1,142	945	171,829	141,274	2,220	1,556	1,277	921
Total Proved	25,429	20,391	1,838	1,483	209,207	169,069	2,381	1,660	1,508	1,052
Proved plus Probable	45,355	34,106	3,723	3,009	290,116	235,184	3,255	2,263	2,510	1,424

PVE NI 51-101 F1	19/03/2008

Future Development Costs

The following tables set out the future development costs for undeveloped reserves for total proved reserves at constant prices and costs and for total proved and proved plus probable reserves at forecast prices and costs. Provident will use a combination of funding sources for future development costs including internally generated cash flow, debt and equity financing including dividend re-investment programs and other equity issues. The cost of these funds is not expected to have a material or significant impact on disclosed reserves.

FUTURE DEVELOPMENT COSTS as of December 31, 2007

CONSOLIDATED	Constant
	Prices and	Forecast Prices and Costs
	Costs
	Total	Total	Total Proved Plus
	Proved	Proved	Probable
	(M$)	(M$)	(M$)
2008	146,934	149,212	203,045
2009	119,018	122,852	210,705
2010	32,172	34,015	85,536
2011	21,414	23,282	34,199
2012	1,466	1,469	7,248
Total for 5 years	321,003	330,831	540,733
Total for all years undiscounted	324,479	335,387	547,189
Total for all years discounted at 10%	286,827	295,394	476,728

FUTURE DEVELOPMENT COSTS as of December 31, 2007

CANADA	Constant
	Prices and	Forecast Prices and Costs
	Costs
	Total	Total	Total Proved Plus
	Proved	Proved	Probable
	(M$)	(M$)	(M$)
2008	71,700	72,300	90,600
2009	79,700	81,800	113,500
2010	5,100	5,300	8,600
2011	400	500	1,300
2012	500	500	1,000
Total for 5 years	157,400	160,400	215,000
Total for all years undiscounted	158,200	161,600	218,100
Total for all years discounted at 10%	144,000	146,900	197,000

PVE NI 51-101 F1	19/03/2008

FUTURE DEVELOPMENT COSTS as of December 31, 2007

UNITED STATES	Constant
	Prices and	Forecast Prices and Costs
	Costs
	Total	Total	Total Proved Plus
	Proved	Proved	Probable
	(M$)	(M$)	(M$)
2008	75,234	76,912	112,445
2009	39,318	41,052	97,205
2010	27,072	28,715	76,936
2011	21,014	22,782	32,899
2012	966	969	6,248
Total for 5 years	163,603	170,431	325,733
Total for all years undiscounted	166,279	173,787	329,089
Total for all years discounted at 10%	142,827	148,494	279,728

Notes:

1.	U.S. Development Costs exclude Obligatory (Maintenance) capital.

Proportionate Information

As noted, reserves and values reported above for total U.S. properties ( USOGP ) are based on 100% of the interests of BreitBurn Energy Company L.P. ( BreitBurn ) and of BreitBurn Energy Partners L.P. (the  MLP ) for the U.S. properties. This is consistent with Provident s financial reporting. As of December 31, 2007 Provident indirectly held approximately 96% of the outstanding partnership interests of BreitBurn with the remaining approximately 4% of the partnership interests held by BreitBurn's co-founders and co-chief executive officers. As of December 31, 2007 Provident indirectly held approximately 22% of the outstanding partnership interests of the MLP with the remaining approximately 78% of the partnership interests held by public unitholders and BreitBurn's co-founders and co-chief executive officers.  Provident s interest share of USOGP reserves and values as of December 31, 2007 is shown in the following tables.

PVE NI 51-101 F1	19/03/2008

USOGP RESERVES AND VALUE PROPORTIONATE INFORMATION
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2007
		Gross Reserves
	Light &			Natural		Present Value Before Tax
	Medium	Heavy	Natural	Gas		Discounted at
	Oil	Oil	Gas	Liquids	0%	5%	10%	15%	20%
	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
MLP
Proved
Developed Producing	40,057	7,608	523,327	2,522	4,454	2,390	1,644	1,276	1,057
Developed Non-Producing	3,094	0	44,451	384	414	235	158	116	90
Undeveloped	5,430	646	58,289	734	559	314	208	150	114
Total Proved	48,581	8,254	626,068	3,641	5,428	2,938	2,010	1,543	1,261
Probable	4,150	1,631	70,400	532	637	341	217	151	112
Proved plus Probable	52,731	9,884	696,468	4,173	6,066	3,279	2,227	1,694	1,373

Provident's Interest of MLP(1)
Proved
Developed Producing	8,812	1,674	115,132	555	980	526	362	281	233
Developed Non-Producing	681	0	9,779	85	91	52	35	26	20
Undeveloped	1,195	142	12,824	162	123	69	46	33	25
Total Proved	10,688	1,816	137,735	801	1,194	646	442	339	277
Probable	913	359	15,488	117	140	75	48	33	25
Proved plus Probable	11,601	2,175	153,223	918	1,334	721	490	373	302

BreitBurn
Proved
Developed Producing	14,567	2,132	3,620	30	429	276	199	156	129
Developed Non-Producing	258	1,274	0	0	45	35	28	23	20
Undeveloped	2,167	1,935	3,211	82	108	73	53	39	30
Total Proved	16,992	5,341	6,831	112	583	385	280	218	178
Probable	7,501	5,674	9,940	309	491	289	181	121	84
Proved plus Probable	24,493	11,014	16,770	421	1,073	673	461	339	262

Provident's Interest of BreitBurn(2)
Proved
Developed Producing	13,984	2,047	3,475	29	412	265	191	150	124
Developed Non-Producing	248	1,223	0	0	43	33	27	22	19
Undeveloped	2,080	1,857	3,082	78	104	71	50	37	29
Total Proved	16,312	5,127	6,557	107	559	369	269	209	171
Probable	7,201	5,447	9,542	297	471	277	174	116	80
Proved plus Probable	23,513	10,574	16,099	404	1,030	646	442	325	252

Provident's Interest of USOGP
Proved
Developed Producing	22,797	3,721	118,607	584	1,392	791	553	431	356
Developed Non-Producing	929	1,223	9,779	85	134	85	62	48	39
Undeveloped	3,275	1,999	15,906	240	227	140	96	70	54
Total Proved	27,000	6,943	144,292	908	1,753	1,016	711	549	449
Probable	8,114	5,805	25,030	414	611	352	222	149	105
Proved plus Probable	35,114	12,748	169,322	1,322	2,365	1,368	932	698	554

Notes:

1.	Provident interest in MLP = 22%
2.	Provident interest in BreitBurn = 96%

PVE NI 51-101 F1	19/03/2008

Provident s interest share of total United States and Canada reserves and values as of December 31, 2007 is shown in the following table.

UNITED STATES AND CANADA RESERVES AND VALUE
PROVIDENT INTEREST
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2007

		Gross Reserves
	Light &			Natural		Present Value Before Tax
	Medium	Heavy	Natural	Gas		Discounted at
	Oil	Oil	Gas	Liquids	0%	5%	10%	15%	20%
Proved	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	41,812	4,862	290,735	2,806	2,760	1,925	1,528	1,291	1,131
Developed Non-Producing	1,823	1,496	25,392	132	208	156	119	96	79
Undeveloped	8,795	2,422	37,697	354	441	286	200	145	107
Total Proved	52,429	8,781	353,825	3,292	3,409	2,367	1,847	1,532	1,318
Probable	28,046	7,690	106,329	1,294	1,870	1,026	659	465	348
Proved plus Probable	80,475	16,471	460,154	4,585	5,278	3,393	2,506	1,997	1,666
PART 6   Other Oil and Gas Information

Significant Properties

Provident s top five most significant properties based on total proved plus probable net present value at forecast prices and costs are: (i) Antrim Shale, Michigan; (ii) Dixonville Oil, Alberta; (iii) Orcutt Hill, California; (iv) Santa Fe Springs, California; and (v) Rainbow Bluesky, Alberta. In aggregate, these major properties make up 49 percent of the total value of oil and gas assets of Provident while one property, Michigan Antrim Shale, accounts for 25 percent of the total value.

Provident s Canadian properties are all located onshore in Alberta, Saskatchewan and northeast British Columbia. The top five most significant Canadian properties based on total proved plus probable net present value using forecast prices and costs are: (i) Dixonville Oil, which consists of the Dixonville Montney C light oil pool in Alberta s Peace River Arch; (ii) Rainbow Bluesky, a northwest Alberta natural gas and light oil property; (iii)  Steelman; a southeast Saskatchewan property producing light oil primarily from the Frobisher formation, (iv)  Haro, a natural gas property in northwest Alberta, and (v) Long Lake, another natural gas property in northwest Alberta. In aggregate, these five properties comprise approximately 46 percent of the Canadian total proved plus probable net present value using forecast prices and costs.

Dixonville Oil, which is located in Alberta s Peace River Arch, produces light oil from the Dixonville Montney C Pool.  The pool was discovered in 2000, with the majority of the development drilling occurring after 2003. Provident acquired this property in 2007 from Capitol Energy Resources Ltd. Provident currently owns 100 percent working interest and operates 126 producing oil wells. The pool has been developed primarily with horizontal wells and portions of the pool are already under waterflood. Further development drilling and waterflood expansion is planned for the next two years. Remaining Provident interest total proved and proved plus probable reserves are estimated by McDaniel to be 12.8 and 27.3 million barrels of oil equivalent1, respectively, as of December 31, 2007 at forecast prices and costs.  Company share proved developed producing production from the Dixonville Oil property is forecast to average 3,769 boe/d in 2008 based on forecast prices and costs.

1BOE may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGL.

PVE NI 51-101 F1	19/03/2008

The Rainbow Bluesky property is a natural gas and light oil producing property located approximately 300 kilometers north of Grande Prairie in northwest Alberta. Provident acquired this property with the Rainbow Assets during 2006.  Provident currently owns working interests ranging from 4.75 to 85.39 percent in 4 producing oil wells and 15 to 100 percent in 145 producing gas wells.  Production is primarily natural gas from the shallow Cretaceous Bluesky sandstone formation although oil and natural gas are also produced from the Keg River and Muskeg Devonian formations.  Remaining Provident interest total proved and proved plus probable reserves are estimated by AJM to be 9.2 and 12.4 million barrels of oil equivalent, respectively, as of December 31, 2007 at forecast prices and costs.  Company share proved developed producing production from the Rainbow Bluesky property is forecast to average 2,290 boe/d in 2008 based on forecast prices and costs.

Steelman, an oil producing property in southeast Saskatchewan, was acquired from Triwest Energy Inc. in December 2007. The Frobisher oil pool is primarily developed with horizontal wells.  Provident currently owns working interests ranging from 18.75 to 75 percent in 18 producing oil wells. Further horizontal development and step-out drilling is planned for the next three years.  Remaining Provident interest total proved and proved plus probable reserves are estimated by McDaniel to be 1.1 and 2.2 million barrels of oil equivalent respectively, as of December 31, 2007 at forecast prices and costs.  Company share proved developed producing production from Steelman is forecast to average 512 boe/d in 2008 based on forecast prices and costs.

Haro and Long Lake are natural gas properties in northwest Alberta.  The Haro property produces natural gas primarily from the shallow Cretaceous Bluesky sandstone formation while Long Lake produces natural gas from the Bluesky and deeper Banff and Pekisko Mississippian formations.  Remaining Provident interest total proved and proved plus probable reserves are estimated by AJM to be 5.4 and 7.9 million barrels of oil equivalent respectively, as of December 31, 2007 at forecast prices and costs for the two properties combined. Combined company share proved developed producing production is forecast to average 1,751 boe/d in 2008 based on forecast prices and costs.

As of December 31, 2007 all of Provident s United States properties were located onshore in California, Wyoming, Texas, Florida, Michigan, Indiana and Kentucky.  The top five most significant U.S. properties based on total proved plus probable net present value using forecast prices and costs are: (i) Antrim Shale, Michigan, which produces gas from a blanket shale in Northern Michigan. (ii) Orcutt Hill, a light/medium and heavy oil property located in Santa Barbara County, California; (iii) Santa Fe Springs which is a light/medium oil property located in Los Angeles County, California; (iv) Beverly Hills East (West Pico Unit) which is a light/medium oil and natural gas property located in Los Angeles County, California; (v) East Coyote, which is a heavy oil property located in Orange County, California.

The Michigan Antrim Shale was heavily developed in the early to mid 1990 s and currently has over 9,000 producing wells. Production is from the Antrim Shale at a depth of between 800 and 1,200 feet. To date, the basin has produced approximately 2.5 Tcf of gas with current gross production of approximately 400 MMcf/d of gas. BreitBurn acquired a large position in the play from Quicksilver Resources Inc. in November 2007. BreitBurn s company gross estimated 2008 production is expected to be approximately 65 MMcf/d of gas and company gross proved plus probable reserves are estimated by DCS to be 609 Bcfe as of December 31, 2007.

Orcutt Hill was discovered by Unocal in 1902 with major production initiated in 1915. The field is located in Santa Barbara County, California and is approximately 175 miles northwest of the city of Los Angeles, California. Orcutt actually had two production peaks; the first peak occurred shortly after start-up in 1917 at approximately 11,000 bbl/d of oil and the second peak occurred in 1970 at approximately 7,800 bbl/d of oil and 3,000 Mcf/d of gas. The second peak is attributed to the initiation of a peripheral waterflood in 1950 and subsequent conversion to a pattern waterflood in 1963.  Cumulative production from the Orcutt Field is over 170 million barrels of oil and 70 Bcf of gas. BreitBurn s company gross estimated 2008 production is expected to be approximately 2,300 boe/d of light/medium and heavy crude oil and company gross proved plus probable reserves are estimated by NSAI to be 20.5 MMboe as of December 31, 2007.

The Santa Fe Springs field, which was discovered in 1919, is located 15 miles southeast of the city of Los Angeles. First production began October 1919. In the early 1970 s, water injection was initiated for the largest reservoirs. Original oil in place estimates are approximately 1,600 MMbbl of oil and cumulative production is approximately 625 MMbbl. BreitBurn s company gross estimated 2008 production is expected to be approximately 1,880 boe/d and company gross proved plus probable reserves are estimated by NSAI to be 11.8 MMboe as of December 31, 2007.

PVE NI 51-101 F1	19/03/2008

Beverly Hills East is a light/medium oil and natural gas field discovered by Occidental Petroleum in 1964. A drill site was built and development commenced in 1966 with the drilling of West Pico Unit #1 well. Production peaked in 1969 at approximately 12,800 bbl/d of oil and 33,000 Mcf/d of gas. Cumulative production from the West Pico Unit is over 51 million barrels of oil and 82 Bcf of gas. BreitBurn Energy Company L.P. acquired the West Pico Unit from Occidental in 1993.  BreitBurn s company gross estimated 2008 production is expected to be approximately 1,000 boe/d and company gross proved plus probable reserves are estimated by NSAI to be 14.3 MMboe as of December 31, 2007.

East Coyote field was discovered in 1909 and was one of the early discoveries in the Los Angeles Basin. BreitBurn purchased interests from Unocal in 1999 and Texaco in 2000 and increased its working interest in 2007. BreitBurn s company gross estimated 2008 production is expected to be approximately 630 bbl/d of heavy crude oil. Company gross proved plus probable reserves are estimated by NSAI to be 5.9 MMboe as of December 31, 2007.

Oil and Gas Wells

The following table sets forth the number of oil and gas wells in which Provident held a working interest as at December 31, 2007.

		Producing Wells			Non-Producing Wells				Other Wells
Country	Oil		Natural Gas		Oil		Natural Gas
Province/State	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	1,383	701.4	1,762	787.1	921	493.3	507	243.4	993	531.6
British Columbia	179	4.0	187	1.4	135	5.5	26	1.9	140	5.1
Saskatchewan	1,308	386.2	190	161.5	526	193.5	84	80.0	150	127.0
Canada Total	2,870	1,091.7	2,139	950.0	1,582	692.3	617	325.3	1,283	663.8

U.S.
California	471	398.0	1	0.4	210	207.0	2	2.0	171	168.0
Florida	14	14.0	0	0.0	5	5.0	0	0.0	7	7.0
Indiana	0	0.0	164	164.0	0	0.0	0	0.0	1	1.0
Kentucky	0	0.0	15	15.0	0	0.0	0	0.0	0	0.0
Michigan	157	126.0	5,257	1,606.0	50	46.0	104	77.4	228	148.3
Texas	32	31.4	0	0.0	4	4.0	0	0.0	14	14.0
Wyoming	139	133.6	4	3.8	38	38.0	1	1.0	36	36.0
U.S. Total	813	703.0	5,441	1,789.2	307	300.0	107	80.4	457	374.3
Provident Total	3,683	1,794.6	7,580	2,739.2	1,889	992.3	724	405.7	1,740	1,038.1

Notes:

1.	"Gross wells are the number of wells in which Provident has a working interest.
2.	"Net" wells are the aggregate numbers obtained by multiplying each gross well by Provident's working interest therein.
3.	Other wells include service (injectors, disposal and water source) wells and standing (dry or suspended undefined) wells.

PVE NI 51-101 F1	19/03/2008

Properties with No Attributed Reserves

The following table sets out Provident s total land holdings with no attributed reserves, lease expiries within one year and work commitments.

			Expiries Within
	Gross	Net	One Year	Work
	Area	Area	Net Area	Commitments
	acres	acres	acres	acres
Canada	775,501	473,859	89,214	0
United States	162,619	151,932	16,600	0

Forward Contracts

No physical hedges were in place for the Canadian and U.S. properties as of December 31, 2007.

Abandonment and Reclamation Costs

Provident expects to abandon 6,970 net existing oil, gas and service wells in Canada and the U.S. over the life of the reserves.  The future net present values disclosed herein are after well abandonment costs.  The expected abandonment costs for each of the next three years and over the life of the reserves is shown below, both undiscounted and discounted at 10% based on forecast prices and costs.

ABANDONMENT COSTS

BASED ON TOTAL PROVED RESERVES

FORECAST PRICES AND COSTS (McDaniel Price Forecast) as of December 31, 2007

	Canada		United States		Consolidated
		Discounted		Discounted		Discounted
	Undiscounted	at 10%	Undiscounted	at 10%	Undiscounted	at 10%
	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
2008	1,300	1,182	2,671	2,547	3,971	3,729
2009	4,700	3,884	420	364	5,120	4,248
2010	6,400	4,808	957	754	7,357	5,563
3 year Subtotal	12,400	9,875	4,048	3,665	16,448	13,539
Total for all years	135,700	43,900	257,247	31,511	392,947	75,411
Notes:
1. All costs in Canadian dollars.

Downhole abandonment costs for all producing and suspended or shut-in wells and undeveloped locations are included in the estimates of future net revenue. Well abandonment costs for Provident s Canadian properties are based on average costs experienced in Provident s operating areas. Well abandonments for the Canadian properties are scheduled at the end of the economic life of each producing well. Abandonment of wells currently suspended is scheduled at the end of the economic life of each core area. Abandonment costs included in the reserves future net revenue estimates are net of salvage values and do not include surface reclamation costs.  Provident s total undiscounted asset retirement obligation (ARO), which is $310.7 million for Canadian properties, is not reduced by

PVE NI 51-101 F1	19/03/2008

salvage values and includes estimated surface reclamation costs. Hence the ARO is higher than abandonment costs carried in the reserves.

Well and facility abandonment costs for the U.S. properties were based on management s estimate of the costs to abandon and reclaim wells and facilities for each field and on the company s net ownership in the wells and facilities. Abandonment and reclamation of U.S. wells and facilities is scheduled at the end of the economic life of each field.  The total undiscounted future cash flow required to settle U.S. asset retirement obligations, which is estimated to be $302.5 million (Canadian), is also higher than the value carried in reserves.

Tax Horizons

After tax values include the impact of Canadian Federal and Provincial Income taxes.  The impact of Canadian Federal income tax changes that were enacted during 2007 have been incorporated in the reserves evaluation. According to the new tax laws the Trust is expected to be taxable effective January 1, 2011.

After tax forecasts for the United States properties are based on U.S federal, state and withholding taxes.  The estimates of local, state and federal income taxes, including U.S. withholding taxes, have been prepared in accordance with the tax legislation of the applicable taxing jurisdictions. U.S. taxes were calculated by BreitBurn using the reserve forecasts for revenue, royalties and operating expenses to determine operating cash flow. Forecast capital expenditures, administration expenses and interest expenses were then deducted to calculate taxable income. The federal, state and withholding tax rates were applied to determine a tax expense for each year of the reserves forecasts. The tax expenses were then applied to the future cash flows.

Costs Incurred

The following table summarizes the capital expenditures made by Provident on oil and natural gas properties for the year ended December 31, 2007.

	COSTS INCURRED IN 2007
	Property		Exploration	Development
	Acquisition Costs		Costs	Costs
	(M$)	(M$)	(M$)	(M$)
	Proved	Unproved
	Properties	Properties
Canada	641,666	13,870	1,679	83,398
United States	1,696,502	1,893	0	59,722
Consolidated	2,338,168	15,763	1,679	143,120

Notes:

1.	Exploration costs include offsetting revenue from sales of seismic data.
2.	Acquisition costs include offsetting revenue from property dispositions.
3.	All costs in Canadian dollars

PVE NI 51-101 F1	19/03/2008

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which Provident completed during its 2007 financial year.

EXPLORATION AND DEVELOPMENT ACTIVITIES IN 2007

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
CANADA
Oil Wells	1	1.0	43	41.3
Gas Wells	12	8.6	63	38.1
Service Wells	0	0.0	0	0.0
Standing and RR	18	10.4	3	2.0
Dry Holes	2	1.4	2	0.9
Total Canada	33	21.3	111	82.2

UNITED STATES
Oil Wells	0	0.0	44	43.6
Gas Wells	0	0.0	12	11.5
Service Wells	0	0.0	0	0.0
Standing and RR	0	0.0	0	0.0
Dry Holes	0	0.0	0	0.0
Total United States	0	0.0	56	55.1
Total Consolidated	33	21.3	167	137.3

Notes:

1.	"Gross wells are the number of wells in which Provident has a working interest.
2.	"Net" wells are the aggregate numbers obtained by multiplying each gross well by Provident's working interest therein
3.	RR means rig released.
4.	In Canada, wells with the Lahee classifications of Outpost, New Pool Wildcat and Deeper Pool Test are considered Exploratory wells.

PVE NI 51-101 F1	19/03/2008

Production Estimates

The following tables set forth the production estimated for 2008 for Provident (company interest including royalty volumes earned) for the reserves categories noted using constant prices and costs.

2008 PRODUCTION ESTIMATES - AVERAGE DAILY RATES
CONSTANT PRICES AND COSTS
as of December 31, 2007

				Natural
	Light and		Natural	Gas	Total Oil
	Medium Oil	Heavy Oil	Gas	Liquids	Equivalent
	(bbl/d)	(bbl/d)	(Mcf/d)	(bbl/d)	(boe/d)
Proved Producing
Canada	9,499	1,734	85,801	1,164	26,698
U.S.	9,435	1,449	76,128	355	23,927

Consolidated	18,935	3,183	161,929	1,519	50,625
Total Proved
Canada	11,403	2,107	91,348	1,195	29,929
U.S.	10,336	2,239	78,594	386	26,061

Consolidated	21,739	4,346	169,943	1,581	55,990

Proved plus Probable
Canada	11,942	2,798	97,468	1,261	32,245
U.S.	10,711	2,375	80,876	386	26,952

Consolidated	22,654	5,172	178,344	1,647	59,197

PVE NI 51-101 F1	19/03/2008

The following tables set forth the production estimated for 2008 for Provident (company interest including royalty volumes earned) for the reserves categories noted using forecast prices and costs.

2008 PRODUCTION ESTIMATES - AVERAGE DAILY RATES
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2007

				Natural
	Light and		Natural	Gas	Total Oil
	Medium Oil	Heavy Oil	Gas	Liquids	Equivalent
	(bbl/d)	(bbl/d)	(Mcf/d)	(bbl/d)	(boe/d)
Proved Producing
Canada	9,501	1,734	85,862	1,164	26,709
U.S.	9,426	1,449	76,205	355	23,930
Consolidated	18,927	3,183	162,066	1,519	50,640
Total Proved
Canada	11,404	2,106	91,409	1,195	29,940
U.S.	10,328	2,239	78,717	387	26,074
Consolidated	21,732	4,346	170,126	1,582	56,014
Proved plus Probable
Canada	11,931	2,808	97,619	1,262	32,271
U.S.	10,703	2,375	80,999	387	26,965
Consolidated	22,634	5,183	178,618	1,649	59,236

No Canadian property contributes greater than twenty percent of the Canadian production forecast in 2008. One U.S. property, Antrim Shale located in Northern Michigan, contributes more than twenty percent of total U.S. and total Provident production forecast in 2008. The 2008 production forecast based on forecast prices and costs for this property is provided below.

2008 PRODUCTION ESTIMATES - AVERAGE DAILY RATES
PROPERTIES GREATER THAN 20% OF TOTAL PRODUCTION
FORECAST PRICES AND COSTS (McDaniel Price Forecast) as of December 31, 2007

				Natural
	Light and		Natural	Gas	Total Oil
	Medium Oil	Heavy Oil	Gas	Liquids	Equivalent
	(bbl/d)	(bbl/d)	(Mcf/d)	(bbl/d)	(boe/d)
Proved Producing
Antrim, MI	0	0	61,265	4	10,214

Total Proved
Antrim, MI	0	0	62,876	4	10,483

Proved plus Probable
Antrim, MI	0	0	64,882	4	10,817

Notes:

1.
BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGL.

PVE NI 51-101 F1	19/03/2008

Production History

The following tables set forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by the Trust for each quarter of its most recently completed financial year.

	2007 PRODUCTION HISTORY
	CANADA
	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Average Daily Production
Light and Medium Oil (bbl/d)	6,428	6,692	8,858	9,483
Heavy Oil (bbl/d)	1,669	1,918	2,324	1,769
Natural Gas (Mcf/d)	88,928	94,437	93,511	92,584
Natural Gas Liquids (bbl/d)	1,422	1,311	1,255	1,277
Average Net Prices Received
Light and Medium Oil ($/bbl)	55 .53	57.03	61.17	65.18
Heavy Oil ($/bbl)	34 .69	42.32	45.34	43.36
Natural Gas ($/Mcf)	7. 48	7.27	4.94	6.08
Natural Gas Liquids ($/bbl)	49 .02	52.79	55.47	63.63
Royalties
Light and Medium Oil ($/bbl)	10 .95	11.52	11.95	12.83
Heavy Oil ($/bbl)	5. 16	7.07	7.57	7.99
Natural Gas ($/Mcf)	1. 36	1.30	1.12	1.11
Natural Gas Liquids ($/bbl)	13 .34	13.82	12.50	16.01
Production Costs
Light and Medium Oil ($/bbl)	17 .39	14.24	16.39	11.89
Heavy Oil ($/bbl)	17 .57	21.37	15.97	22.11
Natural Gas ($/Mcf)	1. 55	1.37	1.57	1.70
Natural Gas Liquids ($/bbl)	9. 28	8.11	9.48	10.23
Netback Received
Light and Medium Oil ($/bbl)	27 .19	31.27	32.83	40.46
Heavy Oil ($/bbl)	11 .96	13.88	21.80	13.26
Natural Gas ($/Mcf)	4. 57	4.60	2.25	3.27
Natural Gas Liquids ($/bbl)	26 .40	30.86	33.49	37.39

PVE NI 51-101 F1	19/03/2008

	2007 PRODUCTION HISTORY
	UNITED STATES
	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Average Daily Production
Oil and Natural Gas Liquids (bbl/d)	7,666	8,898	10,457	11,574
Natural Gas (Mcf/d)	2,504	2,012	2,077	52,094
Average Net Prices Received
Oil and Natural Gas Liquids ($/bbl)	58.57	61.35	67.42	71.65
Natural Gas ($/mcf)	7.34	6.38	5.09	7.33
Royalties
Oil and Natural Gas Liquids ($/bbl)	6.27	6.60	7.95	8.44
Natural Gas ($/mcf)	0.98	0.91	0.53	1.23
Production Costs
Oil and Natural Gas Liquids ($/bbl)	22.87	18.37	19.81	18.78
Natural Gas ($/mcf)	3.81	3.06	3.30	2.35
Netback Received
Oil and Natural Gas Liquids ($/bbl)	29.43	36.38	39.66	44.43
Natural Gas ($/mcf)	2.55	2.41	1.26	3.75

Notes:

1.	United States properties segregated production data between oil and natural gas liquids were not available
2.	All Pricing and Netbacks exclude Provident's hedging program
3.	All prices, royalties, costs and netbacks in Canadian dollars
4.	United States $/unit figures were calculated using sales volumes, instead of production volumes, due to changes in inventory levels at the Florida properties acquired in the second quarter of 2007

PVE NI 51-101 F1	19/03/2008

Reserve life Index

The Reserve life Index (RLI) as of December 31, 2007 was determined by applying the average actual production rates for December 2007 to the Canadian and U.S. reserve volumes for each reserve category from the McDaniel, AJM, NSAI and DCS evaluations at forecast prices and costs as of December 31, 2007.  The following table illustrates Provident s consolidated reserve life index for the various product and reserve categories for each year since implementation of NI 51-101 and the RLI by country as of December 31, 2007.

Provident Reserve Life Index
CONSOLIDATED						CANADA	U.S.
		Year Ending December 31				Year Ending December 31
Total Crude Oil	2007	2006	2005	2004	2003	2007	2007
Proved Producing	9.8	9.7	8.2	6.5	3.0	4.6	15.2
Total Proved	12.4	13.1	11.7	8.9	3.9	6.2	18.7
Proved plus Probable	17.1	16.4	14.9	11.7	5.4	11.2	23.2

Natural Gas & NGL
Proved Producing	11.6	5.2	4.5	4.2	4.4	5.2	20.0
Total Proved	14.0	6.5	6.0	5.5	4.9	6.3	24.2
Proved plus Probable	16.7	9.0	7.9	7.2	6.1	8.7	27.3

Oil Equivalent
Proved Producing	10.8	7.3	6.6	5.5	3.7	4.9	17.7
Total Proved	13.3	9.6	9.2	7.4	4.4	6.2	21.6
Proved plus Probable	16.9	12.4	11.8	9.7	5.7	9.7	25.4

Notes:
1. Reserve Life Index based on Company share (WI + RI) reserves at forecast prices and costs.

Finding, Development and Acquisition Costs

Finding and development costs (F&D) include all costs to develop reserves, including land and seismic costs. The methodology used to calculate F&D costs under NI 51-101 requires that F&D costs incorporate changes in future development capital (FDC) required to bring non-producing and undeveloped reserves to production.  This capital, which is included in the reserves evaluations, is part of the ongoing development process necessary to bring production on stream and generate cash flow. Provident s FDC has increased over the past several years with the acquisition of undeveloped reserves. To provide clarity in the true costs to find and develop reserves, Provident does not include the FDC associated with acquisitions in the F&D costs.  However, since FDC is a component of the cost of acquiring reserves Provident does include the FDC associated with acquisitions in the finding, development and acquisition (FD&A) costs.

Acquisition costs include the cash cost of acquiring reserves and the fair value of liabilities assumed. Provident has included Goodwill on the corporate acquisitions as part of the purchase price allocation, and therefore forms part of the costs of acquiring the reserves.

The following table presents the details of the 2007 Finding, Development and Acquisition cost calculation for Provident and illustrates the impact of including the change in future development capital in the calculation.

PVE NI 51-101 F1	19/03/2008

Provident Consolidated
2007 Finding, Development and Acquisition Costs (FD&A)
		Company
		Interest
	Capital	Reserve	Reserves
	Expenditures	Additions(3)	Costs
	($000s)	Mboe(4)	$/boe (4)
Total Proved
Total FD&A Costs(1) (a)	$2,498,730	149,566	$16.71
Change in FDC(2) (b)	185,856
Total FD&A including change in FDC (a+b)	$2,684,587	149,566	$17.95
Proved + Probable
Total FD&A Costs(1) (a)	$2,498,730	183,906	$13.59
Change in FDC(2) (b)	292,542
Total FD&A including change in FDC (a+b)	$2,791,273	183,906	$15.18

Notes:
(1) Total FD&A Costs ($000s)
2007 Oil and Gas Capital Expenditures	$148,464
Property Acquisitions (net dispositions)	$1,754,023
Corporate Acquisitions	$596,243
Total Oil and Gas FD&A costs	$2,498,730

(2) Change in Future Development Costs ($000s)		Proved
	Total	plus
	Proved	Probable
FDC as of December 31, 2007	$335,387	547,189
FDC as of December 31, 2006	$149,531	254,647
Change in FDC	$185,856	292,542

(3)	Reserve Additions include revisions.
(4)
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGL.

PVE NI 51-101 F1	19/03/2008

The aggregate of the development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total F&D costs related to reserve additions for that year. A three-year average of F&D costs is a better reflection of full cycle economics and is therefore a more appropriate view of the cost of reserve additions. The three-year average FD&A cost does include the change in FDC, including acquisitions, over the three year period.  The following tables present F&D and FD&A costs for both proved and proved plus probable reserves on a consolidated basis and by country.

CONSOLIDATED FINDING AND DEVELOPMENT COSTS

	$ per boe
	2007	2006	2005	Three year average (d)
Finding and Development Costs per boe (includes FDC) (a)(b)(c)
Proved
Additions	$22.02	$26.84	$23.79	$23.88
Additions including revisions	-(e)	$13.68	$22.90	$30.76
Proved plus probable
Additions	$19.82	$17.21	$16.37	$17.80
Additions including revisions	-(e)	$19.04	$28.39	$31.89

Finding, Development and Acquisition Costs per boe (includes FDC)
Proved
Proved excluding revisions	$17.06	$29.92	$12.03	$18.05
Proved including revisions	$17.95	$25.18	$11.88	$18.38
Proved plus probable
Proved plus probable excluding revisions	$14.68	$21.56	$11.73	$15.35
Proved plus probable including revisions	$15.18	$22.04	$14.44	$16.05

CANADA FINDING AND DEVELOPMENT COSTS
	$ per boe
				Three year
Finding and Development Costs per boe (includes FDC) (a)(b)(c)	2007	2006	2005	average (d)
Proved
Additions	$25.55	$24.76	$17.61	$22.20
Additions including revisions	$20.39	$25.06	$15.35	$19.36
Proved plus probable
Additions	$20.23	$16.80	$11.61	$16.05
Additions including revisions	$24.42	$23.99	$15.01	$20.82

Finding, Development and Acquisition Costs per boe (includes FDC)
Proved
Proved excluding revisions	$41.48	$30.07	-(e)	$36.57
Proved including revisions	$39.76	$30.11	-(e)	$35.31
Proved plus probable
Proved plus probable excluding revisions	$22.85	$22.12	-(e)	$23.36
Proved plus probable including revisions	$23.31	$23.04	-(e)	$24.48

PVE NI 51-101 F1	19/03/2008

UNITED STATES FINDING AND DEVELOPMENT COSTS
	Canadian $ per boe
					Three year
	2007	2006	2005		average(d)
Finding and Development Costs per boe (includes FDC) (a)(b)(c)
Proved
Additions	$17.81	$29.46	-	(e)	$26.48
Additions including revisions	-(e)	$9.24	-	(e)	-(e)
Proved plus probable
Additions	$19.35	$17.65	$22.32		$19.81
Additions including revisions	-(e)	$15.80	-	(e)	-(e)

Finding, Development and Acquisition Costs per boe (includes FDC)
Proved
Proved excluding revisions	$13.45	$28.38	$10.57		$13.32
Proved including revisions	$14.35	$8.90	$10.80		$13.76
Proved plus probable
Proved plus probable excluding revisions	$12.67	$17.08	$10.20		$12.47
Proved plus probable including revisions	$13.14	$15.29	$11.59		$13.03

Notes:

(a)  FDC - Future Development Capital, excluding U.S. Oligatory (Maintenance) capital.
(b)  Based on Company share reserves.
(c)  BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
(d) Three year average is the average of 2005, 2006 and 2007. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.
(e) Revisions exceed additions or dispositions exceed acquisitions plus additions, therefore the calculation is not included in the table.

PVE NI 51-101 F1	19/03/2008

The Board of Directors
BreitBurn Management Company, LLC
Suite 4800
515 South Flower Street
Los Angeles, California 90071

RE:	Form 51-101F2 Report on Reserves Data by an Independent Qualified Reserves Evaluator of BreitBurn Management Company, LLC

To the Board of Directors of BreitBurn Management Company, LLC (the "Company"):

1.
We have evaluated the Company's reserves data as at December 31, 2007. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2007, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management:

Preparation Date		Net Present Value of Future Net Revenue (MC$)
of Evaluation		(before Income Taxes, 10% Discount Rate)
Report	Location of Reserves	Audited	Evaluated	Reviewed	Total
December 31,	California, Florida, Texas,
2007	and Wyoming	-	1,255,694.5	-	1,255,694.5

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after the preparation date.

7.
Because the reserves data are based on judgments regarding future events, actual results will vary and variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

NETHERLAND, SEWELL & ASSOCIATES, INC. Houston, Texas, USA February 25, 2008
By:	/s/Matthew T. Brogdon, P.E.
Matthew T. Brogdon, P.E. Vice President

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.

Data & Consulting Services
Division of Schlumberger Technology Corporation

1310 Commerce Drive
Park Ridge 1
Pittsburgh, PA 15275-1011
Tel: 412-787-5403
Fax: 412-787-2906

29 February 2008

BreitBurn Management Company, LLC
515 South Flower Street, Suite 4800
Los Angeles, CA 90071

REPORT ON RESERVES DATA

To the board of directors of BreitBurn Management Company, LLC (the Company):

1.	We have evaluated certain of the Company’s petroleum reserves data as of 31 December 2007. The reserves data consist of the following:

(a)	(i)	proved and proved plus probable petroleum reserves estimated as of 31 December 2007 using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

(b)	(i)	proved and proved plus probable petroleum reserves estimated as of
31 December 2007 using constant prices and costs; and

	(ii)	the related estimated future net revenue.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data, based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the period ending 31 December 2007, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management.

Data & Consulting Services
Division of Schlumberger Technology Corporation
29 February 2008
Page 2
Net Present Value of Future Net
Revenue (before income taxes,
10% discount rate)
Independent Qualified	Description and	Location of Reserves
Reserves Evaluator or	Preparation Date of	(Country or Foreign
Auditor	Evaluation Report	Geographic Area)	Evaluated	Total

Petroleum Reserves
Evaluation Report of
Certain Breitburn
Management Company,
Charles M. Boyer II,	LLC, USA Properties in	Indiana, Kentucky, and	1,432,352.9	1,432,352.9
PG, CPG	Indiana, Kentucky, and	Michigan USA
Michigan, USA As of
31 December 2007
Prepared 29 February 2008

5.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. The reserves included herein conform to the definitions set forth in National Instrument 51-101. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Charles M. Boyer II, PG, CPG
Pittsburgh, Pennsylvania, USA
29 February 2008

February 15, 2008

Provident Energy Ltd.
800, 112 – 4th Avenue S.W.
Calgary, Alberta
T2P 0H3

Attention:	The Board of Directors of Provident Energy Ltd.
Re:	Form 51-101F2
Report on Reserves Data by an Independent Qualified Reserves Evaluator
of Provident Energy Ltd. (the “Company”)

To the Board of Directors of Provident Energy Ltd. (the “Company”):

1.	We have evaluated the Company’s reserves data as at December 31, 2007. The reserves data consists of the following:

(a)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2007 using forecast prices and costs and the related estimated future net revenue; and

(b)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2007 using constant prices and costs and the related estimated future net revenue.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com

Provident Energy Ltd.	Page 2
Forecast Prices and Costs	February 15, 2008

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2007, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company’s management:

		Net Present Value of Future Net Revenue $M
		(before income taxes, 10% discount rate)
Preparation Date of
Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total
February 15, 2008	Canada	-	1,272,046	-	1,272,046

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our report for events and circumstances occurring after the preparation date.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

“signed by P. A. Welch”
_________________________
P. A. Welch, P. Eng.
President & Managing Director

Calgary, Alberta

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Provident Energy Trust (the "Trust") are responsible for the preparation and disclosure of information with respect to the Trust's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.

Independent qualified reserves evaluators have evaluated and reviewed the Trust's reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Trust has

(a)	reviewed the Trust's procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Trust's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Forms 51-101F2 which are the reports of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

(Signed) Thomas W. Buchanan
President and Chief Executive Officer

(Signed) Daniel J. O'Byrne
Executive Vice President, Operations
and Chief Operating Officer

(Signed) John B. Zaozirny
Director

(Signed) Jeffrey T. Smith
Director

March 6, 2008